January 13, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jonathan Wiggins

William Demarest

RE:         Interval Leisure Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 9, 2011

File No. 1-34062

Dear Mr. Wiggins,

Set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated January 3, 2012 concerning the Form 10-K described above.

For your convenience, each of the Staff’s comments is repeated in bold below, followed by the response of Interval Leisure Group (the “Company” or “ILG”).

Note 3 — Goodwill and Other Intangible Assets, page 75

1.                                      We note your response to comment 2 from our letter dated December 9, 2011. Please tell us how you determined that the identified components are not individual operating segments under ASC 280-10-50-1 that you have aggregated into two reportable segments. In addition, please tell us how you considered whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert in determining that the components should be aggregated.

RESPONSE TO COMMENT:

In response to the first part of the Staff’s comment, the Company notes that according to ASC 280-10-50-1, “An operating segment is a component of a public entity that has all of the following characteristics:

(a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

(b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

(c)	Its discrete financial information is available.”

Our Interval and Aston components meet all three characteristics noted above. As such, prior to our acquisition of Trading Places International (“TPI”) in November 2010, our Interval and Aston components represented the two operating segments of ILG. The initial consideration paid in November 2010 for the TPI acquisition was $12.9 million (1.3% of total ILG assets of $983 million as of December 31, 2010 as reported in our Form 10-K). Subsequent to the TPI acquisition, we analyzed whether TPI and its two separate components qualified to be standalone operating segments of ILG. We concluded that characteristics (a) and (c) noted in ASC 280-10-50-1 were met; however, characteristic (b) was not fully met.

Our CEO, the chief operating decision maker (CODM), reviews the financial information of our two operating segments, as currently reported, for purposes of assessing performance and allocating resources. Our Membership and Exchange and Management and Rental operating segments are managed in the manner currently presented primarily given the principal components of these operating segments remain Interval and Aston, respectively. Additionally, this manner of presenting financial information is consistent with the way we present our operating results to our Board of Directors, shareholders, and the investment community at large.

We also considered that our CODM regularly reviews the operating results of TPI for purposes of monitoring an associated contingent consideration obligation agreed upon as part of the TPI acquisition, but concluded this was not a substantive element in the determination of whether characteristic (b) was met.

In response to the second part of the Staff’s comment, we described in our supplemental response letter dated December 22, 2011 the economic similarities of the components within our operating segments which share common segment management as well as other resources. Based on this, we concluded the four components should be aggregated into two reporting units and the goodwill associated with the acquisition of these components benefits the operating segment, rather than the acquired components.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact Michele Keusch, AGC-Securities, Mergers and Acquisitions, at (305) 925-7065 or at Michele.Keusch@iilg.com with any questions or to discuss this correspondence.

Very truly yours,

/s/ William L. Harvey
William L. Harvey
Chief Financial Officer